

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 9, 2009

Mr. Marcus C. Rowland, Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

      Re: Chesapeake Energy Corporation
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             File No. 1-13726

Dear Mr. Rowland:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director